

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 22, 2008

Mr. José N. Chirinos
Chief Financial Officer
Southern Copper Corporation
11811 North Tatum Blvd., Suite 2500
Phoenix, Arizona 85028

> **Re:** **Southern Copper Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-14066**

Dear Mr. Chirinos:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief